

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Via Email

Dan Furlong
Chief Executive Officer
AcroBoo, Inc.
3000 Bayport Drive, Suite 250
Tampa, Florida 33607

>   **Re: AcroBoo, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed February 18, 2011**
>   **File No. 333-170477**

Dear Mr. Furlong:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. We reissue comment one of our letter dated February 18, 2011. Please revise the last sentence of your Prospectus Summary section on page three to clarify that you are referring to activities not engaged in by Jagged Peak. For your reference, the sentence to which we are referring begins "AcroBoo differs from its parent…."

The Spin-Off and Plan of Distribution, page 7

Our Relationship with Jagged Peak after the Distribution, page 9

2. Please further revise the first sentence of the "Our Relationship with Jagged Peak…" discussion on page nine to clarify that after the Distribution, AcroBoo, not Jagged Peak, will have a single individual serving as its sole officer and director. As currently drafted, it appears this statement applies to both AcroBoo and Jagged Peak. Also, as requested in comment two of our February 18, 2011 letter, please expand your summary section to

make clear that AcroBoo will continue to be controlled by persons that control Jagged Peak.

Risk Factors, page 10

3. We note that the following risk factor disclosure appears inapplicable and/or immaterial in light of your business plan:

- "Many of our current and potential competitors have significantly greater resources than we do…", page 13,
- "If our products are not able to deliver quick demonstrable value to our customers…", page 14,
- "If we do not maintain software performance across accepted platforms…", page 14,
- "Implementation of our products can be complex…", page 14, and
- "We may face risks associated with the security of our products", page 15.

Please revise each of these risk factors to be consistent with your disclosure on page 23 that your core business is "buying products to sell online", that you expect only a small percentage of your revenues will be generated from software programs and that you have not yet developed any software programs. Refer to Item 503(c) of Regulation S-K.

Description of Business, page 23

AcroBoo, Inc. Business Plan, page 23

4. The first two sentences of the "AcroBoo, Inc. Business Plan" disclosure on page 23 appear inconsistent with your subsequent disclosure regarding your anticipated business. Please revise.

5. In light of your lack of any revenues to date, please revise the tense of the fifth and sixth sentences of your Business Plan discussion on page 23 to remove any indication that AcroBoo has previously provided any of the services described.

Research and Development, page 25

6. We note your revisions on page 25 in response to comment six of our letter dated February 18, 2011. Please further revise this discussion to clarify your reference to integrating "internal and external management information..." as this appears to be technical business terminology. Refer to Rule 421(b) of Regulation C under the Securities Act of 1933.

Patents, Trademarks, Franchises…, page 27

7. Please revise the tense of the second and third paragraphs of your "Patent" disclosure on page 27 to clarify that these are your future plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.
       Via Email tccesq@aol.com